FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-33821

VISIONCHINA MEDIA INC.

(Translation of registrant’s name into English)

1/F Block No. 7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIONCHINA MEDIA INC.

By:	/S/ LIMIN LI
Name:	Limin Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: March 4, 2011

Exhibit 99.1

VisionChina Media Inc. Announces Fourth Quarter and Full-Year 2010 Results

Full-Year 2010 Revenues Grow 14.4% Year-over-Year

Fourth Quarter 2010 Revenues Grow 18.4% Quarter-over-Quarter, Exceeding Guidance

Non-GAAP Net Income in Fourth Quarter 2010 Grows to $4.5 Million, Exceeding Guidance

BEIJING, March 3, 2011 /PRNewswire-Asia/ – VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the fourth quarter and full-year ended December 31, 2010.

Key Quarterly Financial and Operating Data for the Fourth Quarter of 2010

•	Total revenues in the fourth quarter of 2010 increased 18.4% quarter-over-quarter to $44.9 million, a record high in VisionChina Media’s operating history.

•	Gross profit in the fourth quarter of 2010 was $11.6 million, an increase of 69.8% from $6.8 million in the third quarter of 2010.

•

Operating loss in the fourth quarter of 2010 was $56.3 million due to a non-recurring, non-cash impairment charge of $56.6 million taken in the fourth quarter, which was the result of a write-down of goodwill and intangible assets associated with the Company’s acquisition of Digital Media Group Company Limited (“Digital Media Group”).

•	Net loss attributable to VisionChina Media shareholders in the fourth quarter of 2010 was $44.7 million, compared to a net loss of $1.9 million in the third quarter of 2010.

•

The Company’s fourth quarter net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets, impairment loss and income tax credit in connection with impairment loss (non-GAAP net income), was $4.5 million, compared to $1.1 million in the third quarter of 2010.

•

Basic and diluted net loss per share attributable to VisionChina Media shareholders in the fourth quarter of 2010 were $0.53 and $0.53, respectively (each ADS representing one common share), compared to basic and diluted net loss per share attributable to VisionChina Media shareholders of $0.02 and $0.02, respectively, in the third quarter of 2010.

•

The Company had cash and cash equivalents of $67.2 million as of December 31, 2010. Net cash used in operating activities was $0.5 million in the fourth quarter of 2010, compared to $6.9 million in the third quarter of 2010.

•

The Company purposefully did not expand network capacity in the fourth quarter of 2010 and network capacity, as measured by total broadcasting hours in the Company’s network, stood at 50,019 hours in the fourth quarter of 2010.

•	As of December 31, 2010, the Company’s advertising network covered 23 cities and included 137,395 digital displays on buses, subway trains and platforms, as well as other platforms.

•	The Company sold an average of 8.87 advertising minutes per broadcasting hour in the fourth quarter of 2010, compared to 6.69 advertising minutes per broadcasting hour in the third quarter of 2010.

•	Average advertising service revenue per broadcasting hour was $859 in the fourth quarter of 2010, compared to $727 in the third quarter of 2010.

Full-Year 2010 Highlights

•	Total revenues in the full-year 2010 were $138.1 million, an increase of 14.4% year-over-year from $120.7 million in the full-year 2009.

•	Gross profit in the full-year 2010 was $17.1 million, a decrease of 71.4% year-over-year from $59.6 million in the full-year 2009.

•	Operating loss in the full-year 2010 was $166.2 million, compared to operating profit of $27.1 million in the full-year 2009.

•

Net loss attributable to VisionChina Media shareholders in the full-year 2010 was $151.3 million, compared to net income attributable to VisionChina Media shareholders of $26.6 million in the full-year 2009.

•

Basic and diluted net loss per share attributable to VisionChina Media shareholders during the full-year 2010 were $1.83 and $1.83, respectively (each ADS representing one common share), compared to basic and diluted net income per share attributable to VisionChina Media shareholders during the full-year 2009 of $0.37 and $0.37, respectively.

•

Net loss attributable to VisionChina Media shareholders in the full-year 2010, excluding share-based compensation expenses, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss (non-GAAP net loss), was $4.8 million, compared to non-GAAP net income attributable to VisionChina Media shareholders of $33.7 million in the full-year 2009.

•	Network capacity, as measured by total broadcasting hours in the Company’s network, reached 195,366 hours in the full-year 2010, compared to 138,164 hours in the full-year 2009.

•	The Company sold an average of 6.75 advertising minutes per broadcasting hour in the full-year 2010, compared to an average of 6.47 advertising minutes per broadcasting hour in the full-year 2009.

•	Average advertising service revenue per broadcasting hour in the full-year 2010 was $677, compared to $825 in the full-year 2009.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “Even with the seasonality and integration challenges we faced in the first quarter, the 2010 fiscal year was one of growth and expansion for VisionChina Media with record high quarterly revenues in the fourth quarter. During 2009 and the beginning of 2010, we continued to build our network, connecting above-ground buses with underground subway systems across China, giving our advertisers the benefit of a vast network, hugely populated with Chinese consumers. In the second half of 2010, we began to focus on deeper penetration of existing cities and the further monetization of our network. We have also begun working with our bus and subway partners to reduce media costs in certain cities. While we have come to expect seasonal weakness in the first quarter, I am confident that with these efforts, VisionChina Media will achieve strong revenue growth and deliver promising results in 2011.”

Stanley Wang, VisionChina Media’s vice president of finance, added, “The fourth quarter ended a strong year for VisionChina Media. Despite the write-down that we took in the fourth quarter in relation to our acquisition of Digital Media Group Company Limited, we have seen a number of very positive financial and operational trends emerged in 2010, and we are optimistic these will continue in the quarters and years ahead. We’ve seen strong revenue growth since the second quarter of 2010, a very positive trend that continued into the fourth quarter. Additionally, in comparing 2009 to 2010, both average advertising minutes per broadcasting hour and total advertising service revenue saw increases as our sales force demonstrated to advertisers the benefits of our network, including our enormous reach and greater advertising recall. As we move forward into 2011, we will place greater emphasis on utilization improvement and media cost reduction to further enhance our bottom line.”

Fourth Quarter 2010 Results

VisionChina Media’s total revenues were $44.9 million in the fourth quarter of 2010, an increase of 18.4% from $37.9 million in the third quarter of 2010 and an increase of 41.1% from $31.8 million in the fourth quarter of 2009.

Total broadcasting hours in the fourth quarter of 2010 were 50,019 hours, compared to 50,019 hours in the third quarter of 2010 and 36,250 hours in the fourth quarter of 2009. The Company purposefully chose to not enter any new cities or new lines in the fourth quarter of 2010, concentrating instead on penetration and monetization. Average advertising revenue per broadcasting hour was $859 in the fourth quarter of 2010, compared to $727 per broadcasting hour in the third quarter of 2010 and $796 per broadcasting hour in the fourth quarter of 2009. On average, the Company sold 8.87 advertising minutes per broadcasting hour in the fourth quarter of 2010, compared to 6.69 advertising minutes per broadcasting hour in the third quarter of 2010 and 6.93 advertising minutes per broadcasting hour in the fourth quarter of 2009.

In the fourth quarter of 2010, 736 advertisers purchased advertising time on the Company’s advertising network either directly or through advertising agents, compared to 612 advertisers in the third quarter of 2010 and 354 advertisers in the fourth quarter of 2009.

Media cost, the most significant component of advertising service costs, was $26.5 million in the fourth quarter of 2010, representing 79.7% of total advertising service costs, compared to $25.1 million, or 80.8% of total advertising service costs in the third quarter of 2010, and $14.3 million or 82.8% of total advertising service costs in the fourth quarter of 2009.

Gross profit in the fourth quarter of 2010 was $11.6 million, representing an increase of 69.8% from $6.8 million in the third quarter of 2010, and a decrease of 19.9% from $14.5 million in the fourth quarter of 2009. Advertising service gross margin was 25.9% in the fourth quarter of 2010, compared to 18.1% in the third quarter of 2010 and 45.6% in the fourth quarter of 2009.

Selling and marketing expenses were $9.0 million in the fourth quarter of 2010, representing an increase of 45.6% from $6.2 million in the third quarter of 2010, and an increase of 44.0% from $6.3 million in the fourth quarter of 2009. Selling and marketing expenses accounted for 20.1% of the Company’s advertising service revenue in the fourth quarter of 2010, compared to 16.4% in the third quarter of 2010 and 19.7% in the fourth quarter of 2009. The increase in selling and marketing expenses in the fourth quarter was primarily attributable to expansion of the sales force along with increases in marketing and promotional expenses incurred by the sales force.

General and administrative expenses were $2.3 million in the fourth quarter of 2010, representing a decrease of 9.3% from $2.5 million in the third quarter of 2010, and an increase of 5.1% from $2.2 million in the fourth quarter of 2009.

Loss from equity method investments amounted to $0.07 million in the fourth quarter of 2010, compared to income of $0.02 million in the third quarter of 2010 and a loss of $0.10 million in the fourth quarter of 2009.

Operating loss was $56.3 million in the fourth quarter of 2010, compared to operating loss of $1.8 million in the third quarter of 2010 and operating profit of $6.3 million in the fourth quarter of 2009. The operating loss in the forth quarter of 2010 was primarily attributable to a non-recurring, non-cash impairment charge of $56.6 million as the result of a write-down of goodwill and intangible assets taken in the fourth quarter of 2010 in connection with the Company’s acquisition of Digital Media Group. If this non-recurring, non-cash impairment charge were excluded, the Company would have an operating profit of $0.3 million in the fourth quarter of 2010.

The Company recorded net interest expense of $0.7 million in the fourth quarter of 2010, compared to net interest expense of $0.7 million in the third quarter of 2010 and net interest income of $0.3 million in the fourth quarter of 2009.

The Company recorded an income tax benefit of $12.3 million in the fourth quarter of 2010, including tax credit of $10.4 million in connection with the impairment loss, compared to income tax benefit of $0.7 million in the third quarter of 2010 and income tax expense of $1.0 million in the fourth quarter of 2009. No tax credit in connection with the impairment loss was recorded in the third quarter of 2010 or in the fourth quarter of 2009.

Net loss attributable to VisionChina Media shareholders was $44.7 million in the fourth quarter of 2010, compared to net loss of $1.9 million in the third quarter of 2010 and net income of $5.6 million in the fourth quarter of 2009. The net loss in the fourth quarter of 2010 was, as mentioned previously, primarily attributable to the non-recurring, non-cash impairment charge of $56.6 million as the result of a write-down of goodwill and intangible assets in connection with the Company’s acquisition of Digital Media Group. Basic and diluted net loss per share (GAAP) attributable to VisionChina Media shareholders in the fourth quarter of 2010 were both $0.53.

Non-GAAP net income was $4.5 million in the fourth quarter of 2010, compared to $1.1 million in the third quarter of 2010 and $7.2 million in the fourth quarter of 2009.

As of December 31, 2010, the Company had 137,395 digital television displays in its network, compared to 128,139 as of September 30, 2010 and 89,299 as of December 31, 2009.

As of December 31, 2010, the Company had 867 employees, compared to the same number as of September 30, 2010 and 553 employees as of December 31, 2009.

As of December 31, 2010, the Company had cash and cash equivalents of $67.2 million, an increase of $0.1 million from $67.1 million as of September 30, 2010. The Company’s net cash used in operating activities in the fourth quarter of 2010 was $0.5 million, compared to $6.9 million in the third quarter of 2010.

Depreciation and amortization was $3.9 million and capital expenditures were $0.3 million in the fourth quarter of 2010.

Full-Year 2010 Results

Total revenues in the full-year 2010 were $138.1 million, an increase of 14.4% from $120.7 million in the full-year 2009.

Media cost, the most significant component of advertising service costs, was $91.9 million in the full-year 2010, representing 75.9% of total advertising service costs, compared to $43.3 million, or 70.9% of total advertising service costs in the full-year 2009.

Gross profit in the full-year 2010 was $17.1 million, a decrease of 71.4% from gross profit of $59.6 million in the full-year 2009. The decrease in gross profit was primarily due to a general increase in media costs as the Company expanded its media network. Advertising service gross margin was 12.4% in the full-year 2010, compared to 49.4% in the full year 2009.

Selling and marketing expenses in the full-year 2010 were $28.3 million, compared to $24.6 million in the full-year 2009. The increase was primarily attributable to the overall increase in marketing and promotional activities.

General and administrative expenses in the full-year 2010 were $9.1 million, compared to $7.4 million in the full-year 2009. The increase was primarily attributable to an increase in staff costs and management expenses resulting from the Company’s expansion in 2010.

Loss from equity method investments in the full-year 2010 narrowed to $0.1 million, compared to $1.0 million in the full-year 2009.

Operating loss in the full-year 2010 was $166.2 million, compared to the operating profit of $27.1 million in the full-year 2009. In 2010, the Company recorded non-recurring, non-cash impairment charges totaling $145.7 million, including an impairment charge of $89.1 million as the result of a write-down of goodwill and intangible assets taken in the second quarter of 2010 in connection with three of the six agencies acquired by the Company in 2008, and an impairment charge of $56.6 million as the result of a write-down of goodwill and intangible assets taken in the fourth quarter of 2010 in connection with the Company’s acquisition of Digital Media Group.

The Company recorded net interest expense of $2.9 million in the full-year 2010, compared to net interest income of $1.8 million in the full-year 2009. The net interest expense in the full-year 2010 was primarily due to the increase in both long-term and short-term bank loans.

The Company recognized an income tax benefit of $18.2 million in the full-year 2010, including a tax credit of $12.2 million in connection with the impairment loss, compared to an income tax expense of $2.3 million in the full-year 2009.

Net loss attributable to VisionChina Media shareholders in the full-year 2010 was $151.3 million, compared to net income attributable to VisionChina Media shareholders of $26.6 million in the full-year 2009. The net loss in the full-year 2010 was primarily due to non-recurring, non-cash impairment charges totaling $145.7 million recorded by the Company as a result of the write-off of the goodwill and intangible assets in connection with the Company’s aforementioned acquired businesses. Basic and diluted net losses per share attributable to VisionChina Media shareholders in the full-year 2010 were $1.83 and $1.83, respectively.

Non-GAAP net loss attributable to VisionChina Media shareholders in the full-year 2010 was $4.8 million, compared to non-GAAP net income of $33.7 million in the full-year 2009.

Recent Developments

Digital Media Group Legal Actions

On December 27, 2010, VisionChina Media announced that it, together with its wholly-owned subsidiary, Vision Best Limited (“Vision Best”), commenced an action against Shareholder Representative Services, LLC, Gobi Partners, INC., Gobi Fund, INC., Gobi Fund II, L.P., Oak Investment Partners XII, L.P., Sierra Ventures IX, LP, NIFSMBC-V2006S1 Investment Limited Partnership, NIFSMBC-V2006S3 Investment Limited Partnership, Thomas Gai Tei Tsao, and other as-yet unnamed defendants, arising from the Company’s acquisition of Digital Media Group, by filing a summons with notice in the Supreme Court of the State of New York, New York County. The summons and notice allege that defendants Gobi Partners, Inc., Gobi Fund, Inc., Gobi Fund II, L.P. (collectively, “Gobi”), Oak Investment Partners XII, L.P. (“Oak”), Thomas Gai Tei Tsao and other as-yet unnamed participants engaged in an unlawful scheme to induce VisionChina Media and Vision Best, through false, deceptive and misleading statements concerning Digital Media Group’s financial condition and performance, to pay a grossly inflated price to purchase Digital Media Group’s shares. The summons and notice allege that each defendant named in the action has received, or is scheduled to receive, ill-gotten gains from this unlawful scheme. The summons and notice further allege that VisionChina Media and Vision Best are owed indemnification from an escrow fund, established at the time of the purchase, as a result of breaches of representations and warranties contained in the merger agreement.

Focus Media Holding Limited’s Investment in VisionChina Media

On December 30, 2010, VisionChina Media and Focus Media Holding Limited (“Focus Media”) announced that the two companies had entered into a securities purchase agreement, pursuant to which Focus Media would purchase 15,331,305 newly issued common shares of VisionChina Media at a price of $3.979 per share, equivalent to $3.979 per ADS, for a total consideration of approximately $61.0 million. JJ Media Investment Holding Limited, an entity owned by Jason Nanchun Jiang, the chairman and chief executive officer of Focus Media and one of Focus Media’s largest shareholders, and Front Lead Investments Limited (“Front Lead”), an entity beneficially owned by Limin Li, the chief executive officer and largest shareholder of VisionChina Media, also announced their intention to each acquire 1,022,087 newly issued common shares of VisionChina Media at the price of $3.979 per share, equivalent to $3.979 per ADS, each for a consideration of approximately $4.0 million.

The transaction was subject to customary closing conditions and was completed in January 2011. Following the transaction, Front Lead, an entity beneficially owned by Limin Li, remained VisionChina Media’s largest shareholder with 17.1% of VisionChina Media’s outstanding issued shares.

Continuous cost control measures

Towards the end of 2010, the Company began actively renegotiating media costs with its local operating partners, including digital mobile television companies and subway operating companies in different cities and provinces. To date, the Company successfully agreed with the local operating partners in two cities for a reduced media cost in the year of 2011. Also, the Company has terminated the exclusive agency agreements for certain unprofitable media platforms in 2011. Most of those dropped media platforms did not make meaningful contribution to the Company’s revenues, and the dropping of these unprofitable media platforms is expected to reduce media costs in 2011 and onwards. The Company will continue these control measures to optimize media resources and maintain the Company’s profitability.

Business Outlook

The Company estimates total revenues, which consist of advertising service revenue only, in the first quarter of 2011 to be between $32.0 million and $34.0 million. First quarter 2011 net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses and amortization of intangible assets (non-GAAP) is estimated to be between $10.0 million and $12.5 million. The Company estimates that advertising service revenue during the first quarter will be negatively affected by seasonality. The Company expects that the seasonal impact will be short-term in nature and that the Company’s advertising service revenue will increase in subsequent quarters.

These estimates are based on an exchange rate of RMB6.6118 per $1.00.

The Company noted that its guidance is based on its current network that, as of the date of this press release, has already been secured by contract. If the Company’s network expands to additional cities, either organically or through acquisitions, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on March 3, 2011 (9:00 AM Beijing/Hong Kong Time on March 4, 2011).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	+ 1 866 700 0161
Hong Kong:	+852 3002 1672
International:	+1 617 213 8832

Passcode for all regions: VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until April 3, 2011:

U.S. Toll Free:	+1 888 286 8010
International:	+1 617 801 6888
Passcode:	82529391

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of December 31, 2010, VisionChina Media’s advertising network included 137,395 digital television displays on mass transportation systems in 23 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Mr. Colin Wang

Investor Relations Director

VisionChina Media Inc.

Tel: +86 13510010107

Email: colin.wang@visionchina.cn

Mrs. Helen Plummer

Investor Relations Adviser

VisionChina Media Inc.

Tel: +86-13911672124

Email: helen.plummer@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1 (646) 460-9989

E-mail: jessica.cohen@ogilvy.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars)

	December 31, 2010	September 30, 2010	December 31, 2009
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	67,211,336	67,133,104	68,834,087
Restricted cash	70,061,961	69,338,471	64,368,455
Accounts receivable, net	51,084,505	47,272,586	37,050,076
Amounts due from related parties	3,177,665	3,636,563	4,334,472
Deferred assets	1,238,835	2,254,972	—
Prepaid expenses and other current assets	30,793,108	41,559,868	10,049,007
Deferred tax assets	3,120,980	1,850,140	41,309

Total current assets	226,688,390	233,045,704	184,677,406
Non-current Assets:
Restricted cash	302,489	298,592	—
Fixed assets, net	14,307,881	14,866,382	9,192,741
Investments under equity method	6,618,828	6,694,242	6,670,189
Other investments	2,750,876	2,715,433	2,660,189
Long-term prepayments and deposits	13,778,574	11,778,471	65,241,570
Intangible assets	43,941,934	87,615,397	11,455,972
Goodwill	134,570,979	141,561,668	109,017,669

Total non-current assets	216,271,561	265,530,185	204,238,330

TOTAL ASSETS	442,959,951	498,575,889	388,915,736

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	121,697,898	61,200,000	40,800,000
Accounts payable	13,242,872	10,375,513	2,311,224
Amounts due to related parties	1,752,061	1,904,315	213,029
Consideration payable	36,425,532	45,060,546	47,873,901
Income tax payable	443,350	434,105	2,411,156
Accrued expenses and other current liabilities	11,953,226	13,727,766	9,326,208

Total current liabilities	185,514,939	132,702,245	102,935,518
Non-current Liabilities:
Long-term bank loan	—	59,718,427	731,294
Consideration payable	29,631,318	29,539,148	9,330,085
Deferred tax liabilities	10,896,392	21,795,906	2,503,125
Other non-current liabilities	1,664,768

Total non-current liabilities	42,192,478	111,053,481	12,564,504

Total liabilities	227,707,417	243,755,726	115,500,022

Commitments and contingency

Equity:
Common shares	8,405	8,397	7,214
Common shares to be issued	85	85	—
Additional paid-in capital	273,934,960	273,672,747	192,362,565
Accumulated (deficit) profits	(81,276,410)	(36,573,500)	70,112,299
Accumulated other comprehensive income	22,067,477	17,269,401	10,499,278

Total VisionChina Media Inc. shareholders’ equity	214,734,517	254,377,130	272,981,356
Noncontrolling interest	518,017	443,033	434,358

Total equity	215,252,534	254,820,163	273,415,714

TOTAL LIABILITIES AND EQUITY	442,959,951	498,575,889	388,915,736

Note 1: Information extracted from the audited financial statements included in the 1st amendment to 2009 annual report on Form 20-F/A of the Company filed with the Securities and Exchange Commission on January 21, 2011.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	December 31, 2010	September 30, 2010	December 31, 2009
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	44,908	37,941	31,829

Total revenues	44,908	37,941	31,829

Cost of revenues:
Advertising service cost	(33,279)	(31,092)	(17,309)

Total cost of revenues	(33,279)	(31,092)	(17,309)

Gross profit	11,629	6,849	14,520

Operating expenses:
Selling and marketing expenses	(9,043)	(6,209)	(6,278)
General and administrative expenses	(2,264)	(2,496)	(2,154)
Impairment loss	(56,595)	—	—

Total operating expenses	(67,902)	(8,705)	(8,432)

Government grant	—	—	293
(Loss) income from equity method investees	(72)	23	(96)

Operating (loss) profit	(56,345)	(1,833)	6,285

Interest income	485	500	383
Interest expense	(1,194)	(1,191)	(110)

Other income (expenses)	144	(70)	1

Net (loss) income before income taxes	(56,910)	(2,594)	6,559
Income tax benefits (expenses)	12,282	738	(957)

Net (loss) income	(44,628)	(1,856)	5,602
Net (income) loss attributable to noncontrolling interest	(75)	—	30

Net (loss) income attributable to VisionChina Media Inc. shareholders	(44,703)	(1,856)	5,632

Net (loss) income per share:
Basic	(0.53)	(0.02)	0.08
Diluted	(0.53)	(0.02)	0.08
Weighted average shares used in computation of net (loss) income per share:
Basic	84,831,021	84,731,124	71,940,008
Diluted	84,831,021	84,731,124	73,024,531

Share-based compensation expenses during the related periods included in:
Cost of revenues	(24)	(24)	(33)
Selling and marketing expenses	(98)	(96)	(690)
General and administrative expenses	(96)	(67)	(166)

Total	(218)	(187)	(889)

Reconciliation from GAAP net (loss) income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net income attributable to VisionChina Media Inc. shareholders:
Net (loss) income attributable to VisionChina Media Inc. shareholders (GAAP)	(44,703)	(1,856)	5,632
Add back share-based compensation expenses during the related periods	218	187	889
Add back amortization of intangible assets during the related periods	2,803	2,757	691
Add back impairment loss of goodwill and intangible assets in the related periods	56,595	—	—
Subtract tax credit in connection to impairment of intangible assets	(10,410)	—	—

Net income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	4,503	1,088	7,212

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For twelve months ended
	December 31, 2010	December 31, 2009
	(Unaudited)	(Note 2)

Revenues:
Advertising service revenue	138,057	120,686

Total revenues	138,057	120,686

Cost of revenues:
Advertising service cost	(121,001)	(61,104)

Total cost of revenues	(121,001)	(61,104)

Gross profit	17,056	59,582

Operating expenses:
Selling and marketing expenses	(28,316)	(24,621)
General and administrative expenses	(9,126)	(7,425)
Impairment loss	(145,720)	—

Total operating expenses	(183,162)	(32,046)

Government grant	—	538
Loss from equity method investees	(110)	(999)

Operating (loss) profit	(166,216)	27,075

Interest income	2,082	1,860
Interest expense	(4,952)	(110)
Other expenses	(373)	(1)

Net (loss) income before income taxes	(169,459)	28,824
Income tax benefits (expenses)	18,202	(2,348)

Net (loss) income	(151,257)	26,476
Net (income) loss attributable to noncontrolling interest	(81)	127

Net (loss) income attributable to VisionChina Media Inc. shareholders	(151,338)	26,603

Net (loss) income per share:
Basic	(1.83)	0.37
Diluted	(1.83)	0.37

Weighted average shares used in computation of net (loss) income per share:
Basic	82,739,234	71,686,900
Diluted	82,739,234	72,676,438

Share-based compensation expenses during the related periods included in:
Cost of revenues	(101)	(63)
Selling and marketing expenses	(433)	(3,698)
General and administrative expenses	(414)	(571)

Total	(948)	(4,332)

Reconciliation from GAAP net (loss) income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net (loss) income attributable to VisionChina Media Inc. shareholders:
Net (loss) income attributable to VisionChina Media Inc. shareholders (GAAP)	(151,338)	26,603
Add back share-based compensation expenses during the related periods	948	4,332
Add back amortization of intangible assets during the related periods	12,065	2,761
Add back impairment loss of goodwill and intangible assets in the related periods	145,720	—
Subtract tax credit in connection to impairment of intangible assets	(12,173)	—

Net (loss) income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(4,778)	33,696

Note 2: Information extracted from the audited financial statements included in the 1st amendment to the 2009 annual report on Form 20-F of the Company filed with the Securities and Exchange Commission on January 21, 2011, and rounded to thousands of US dollars.

CONTACT: VisionChina Media Inc., Mr. Colin Wang, Investor Relations Director, +86 135-1001-0107 and Mrs. Helen Plummer, Investor Relations Adviser, +86-139-1167-2124, helen.plummer@visionchina.cn and Ogilvy Financial, New York, Ms. Jessica Barist Cohen, +1-646-460-9989, jessica.cohen@ogilvy.com for VisionChina Media Inc.